Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway appoints Colin Simpson as President and CEO

     TORONTO, April 23 /CNW/ - Kingsway Financial Services Inc. (TSX:KFS,
NYSE:KFS) announced today that it has appointed Colin Simpson as President and
Chief Executive Officer, effective immediately. Mr. Simpson was previously the
Chief Operating Officer and executive in charge of the Company's transformation program. At the Annual General Meeting of Shareholders held today, Bill Andrus, Robert Cassels, Peter Copestake, Walter E. Farnam, Terry
Kavanagh, J. Brian Reeve, Spencer L. Schneider, Jack Sullivan and Larry J.
Swets were elected as directors. Mr. Swets had originally been appointed to the Board as a nominee of the Stilwell Group. Immediately after the Annual
Meeting, Mr. Swets tendered his resignation as a Director. Joseph Stilwell, principal of the Stilwell Group, was today appointed as a director of Kingsway in Mr. Swets' place. In addition the Board today has elected a new Chair,
Spencer L. Schneider.
     Mr. Schneider commented, "The appointment of Mr. Simpson as President and
CEO demonstrates our commitment to continue the execution of the transformation program previously announced and increase shareholder value by returning to consistent profitability."

     About the Company

     Kingsway Financial Services Inc. ("Kingsway") is a leading non-standard automobile insurer and commercial automobile insurer in North America.
Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position. The Company also operates reinsurance subsidiaries in
Barbados and Bermuda. The common shares of Kingsway Financial Services Inc.
are listed on the Toronto Stock Exchange and the New York Stock Exchange,
under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 17:03e 23-APR-09